The Law Office of James G. Dodrill II, P.A.

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Boca Raton, Florida 33496

Tel. (561) 862-0529

Fax: (561) 892-7787

Email: jim@jimdodrill.com

September 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	School of Whales Commercial Real Estate Equity Fund, LLC

Amendment No. 1 to Form 1-A

Filed July 10, 2019

File No.: 024-10995

Dear Ms. Gorman:

We are in receipt of your comment letter dated August 7, 2019 regarding the above referenced Amendment No. 1 to the Offering Statement on Form 1-A filed by School of Whales Commercial Real Estate Equity Fund, LLC (the ”Company”). This letter sets forth the Company’s responses to your comments. In order to assist you in your review of the amendment, the following letter responds to each of your comments individually and in the order presented in your comment letter. For convenience the entirety of each comment has been set forth below in italics, using the numbering of the letter received, with the Company’s response included immediately thereafter. Where appropriate, revisions have been made to the company’s Offering Statement or other relevant document.

1.	We note your response to prior comment 1 and your revised disclosure that principals of your manager manage funds that have similar investment objectives. We continue to believe that you should provide disclosure consistent with Guide 5, including disclosure regarding prior programs and manager compensation. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

We have revised the Offering Circular to include a section starting on page 54 regarding the prior performance of the one member of our manager who has raised funds from outside investors for prior projects. We have also added a new section starting on page 25 detailing Investor Suitability Standards. We believe that disclosure consistent will all other items in Guide 5 is already included within the Offering Circular.

2.	We note your response to prior comment 4 of our letter. We were not able to locate the revised disclosure and therefore reissue our comment. We note your disclosure that the requirement to arbitrate does not apply to claims under the federal securities laws and the rules and regulations promulgated thereunder. Please ensure that your governing documents clearly state this as well. For example only, please revise section 13 of your operating agreement.

We have discovered that our revised operating agreement was inadvertently omitted from our last filing. The revised operating agreement is being submitted with this filing. As mentioned in our prior comment letter, we have added the following language as a first paragraph in section 13 of the operating agreement.

With the exception of claims related to or arising under the Federal Securities Laws and the Rules and Regulations promulgated thereunder, arising out of a Member’s investment in the Company, all other disputes, claims, questions or disagreements with the Company shall be resolved pursuant to the procedures set forth in this Section 13. For the avoidance of doubt, any claims related to or arising under the Federal Securities Laws and the Rules and Regulations promulgated thereunder, arising out of a Member’s investment in the Company are not required to be arbitrated.

We have also added a proviso at the beginning of what was the second paragraph of that section, and which is now the third, so that the paragraph now reads:

Other than as described above, in the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction, or to interpret or enforce any rights or duties under the Act (hereinafter Dispute), the Manager and Members hereby agree to resolve such Dispute by strictly adhering to the Procedure provided below. The following Procedure has been adapted for purposes of this Agreement from guidelines and rules published by the American Arbitration Association (AAA):

3.	We note your response to prior comment 6 and your revised disclosure. In light of your lack of assets and operations, we are unable to agree with your analysis regarding a reasonable basis for an 8% return. Please revise accordingly and remove this disclosure.

The language which you have requested be revised or removed is in our risk factor section. We believe that it is important to continue to include the risk factor. The disclosure is designed to inform potential investors that, although there is a contractual obligation for the Company to pay the 8% return, there is a risk that we may be unable to make this payment. We feel it is in investor’s best interests to know about the possibility that the company will be unable to make these payments. Accordingly, we have revised the disclosure so that the paragraph now reads:

Our Operating Agreement requires that holders of our Class A Shares receive a cumulative, non-compound return of an 8% annualized return on investment prior to cash being distributed to other equity holders. However, we will be unable to make these distributions unless we generate sufficient net income. Because: (a) our ability to make this distribution is contingent on the Company generating net income and (b) the Company has not commenced operations, there is no guarantee that this or any distribution will ever occur. In the event of downturns in our operating results, unanticipated capital improvements to our properties, or other factors, we may be unable to declare or pay distributions to our Members. We intend to pay such distributions quarterly, but the timing and amount of distributions are the sole discretion of our Manager who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, our taxable income and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to fund distributions.

4.	We note your response to prior comment 8 of our letter and the revised disclosure. It appears that paying any price to an affiliate above the valuation price established by an independent appraiser may present a conflict. Please revise to describe this conflict, including any applicable risks.

We have revised the disclosure on page 6 to clarify that the amount paid for the purchase will be no higher than the greater of the independent third party appraisal and a bona fide written offer received from an independent, unrelated third party. We believe that limiting the purchase price in this manner eliminates the conflict of interest because the price will be set by unrelated, independent third parties.

We are hopeful that the responses above, along with the modifications to the documents referenced, adequately address your comments. Feel free to contact the undersigned if you have any questions regarding the above. Thank you for your assistance.

Sincerely,

/s/ James Dodrill, Esq.